FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

15 March 2012

HSBC TO SUBSCRIBE FOR NEW H SHARES OF BANK OF COMMUNICATIONS

The Hongkong and Shanghai Banking Corporation Limited, a wholly-owned subsidiary of HSBC Holdings plc, has entered into a Subscription Agreement to subscribe for new H-shares of Bank of Communications Co., Ltd. ('BoCom'), to be issued as part of a private placement of new H-shares and new A-shares announced by BoCom today.

HSBC has agreed to subscribe for 2,355,939,435 H-shares at HK$5.63 per share. The total consideration of HK$13,264m (approximately US$1,709m) will be funded in cash from internal HSBC Group resources. Following the subscription, HSBC's shareholding in BoCom will be no less than its current 19.03% shareholding. HSBC made its first investment in BoCom, China's fifth largest bank by total assets, in August 2004.

Stuart Gulliver, HSBC's Group Chief Executive and Chairman of The Hongkong and Shanghai Banking Corporation, said: "Maintaining our stake in BoCom reinforces our position as the leading foreign bank in mainland China and is consistent with our strategy to deploy capital in faster growing markets."

The proposed private placement of BoCom shares, and HSBC's participation, is subject to certain conditions, including and not limited to regulatory approvals and approval by the shareholders of BoCom.  HSBC's participation will constitute a connected party transaction under the Hong Kong Listing Rules and will require approval of independent shareholders of BoCom.

Media enquiries to:

London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Margrit Chang	+ 852 2822 4983	margritchang@hsbc.com.hk

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                   By:

                                                                                Name:   P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                Date: 15 March 2012